# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tempus Al, Inc., CIK 0001717115
CUSIP: 71535D106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 600 West Chicago Avenue, Suite 510, Chicago, Illinois (IL), 60654
Date of event which requires filing of this statement: 06/18/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001641172-25-010575
Filed by CIK 0001114238

## Reporting persons
- Bradley A. Keywell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,071,744; sole dispositive power 0; shared dispositive power 6,071,744; aggregate amount beneficially owned 6,071,744 (3.46% of the class)
  Comment: Mr. Keywell holds these shares indirectly through (i) a grantor retained annuity trust (195,160 shares); (ii) The Keywell Foundation, Inc., a Delaware corporation of which he is President ("KF"). As such, he has sole voting and dispositive power of the shares held by KF; and (iii) BK TL21 LLC, a Delaware limited liability company ("BK") of which he is the sole member and manager. As such, Mr. Keywell holds shared voting and dispositive power over the shares owned by BK; and Churchill Investments 21 LLC, a Delaware limited liability company ("CI"). Mr. Keywell is the managing member of the managing member of CI and as such has shared voting and dispositive control over these shares. The percentage is based on 175,390,967 shares of the issuer's Class A Common Stock, par value $0.0001 per share, outstanding as of July 24, 2026 as reported in the issuer's Quarterly Report on Form 10-Q filed on July 30, 2026.
- BK TL21 LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,213,198; shared voting power 0; sole dispositive power 2,213,198; shared dispositive power 0; aggregate amount beneficially owned 2,213,198 (1.26% of the class)
  Comment: BK holds these shares directly, and as such, BK holds sole voting and dispositive power over the shares. The percentage is based on 175,390,967 shares of the issuer's Class A Common Stock, par value $0.0001 per share, outstanding as of July 24, 2026 as reported in the issuer's Quarterly Report on Form 10-Q filed on July 30, 2026.
- The Keywell Foundation Inc: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 357,900; shared voting power 0; sole dispositive power 357,900; shared dispositive power 0; aggregate amount beneficially owned 357,900 (0.02% of the class)
  Comment: KF holds these shares directly, and Mr. Keywell as President holds sole voting and dispositive power over these shares. The percentage is based on 175,390,967 shares of the issuer's Class A Common Stock, par value $0.0001 per share, outstanding as of July 24, 2026 as reported in the issuer's Quarterly Report on Form 10-Q filed on July 30, 2026.
- Churchill Investments 21 LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 3,305,486; shared voting power 0; sole dispositive power 3,305,486; shared dispositive power 0; aggregate amount beneficially owned 3,305,486 (1.88% of the class)
  Comment: CF holds these shares directly. Mr. Keywell is the managing member of the managing member of CI and as such has shared voting and dispositive control over these shares. The percentage is based on 175,390,967 shares of the issuer's Class A Common Stock, par value $0.0001 per share, outstanding as of July 24, 2026 as reported in the issuer's Quarterly Report on Form 10-Q filed on July 30, 2026.

## Item 1. Issuer
Name of issuer: Tempus Al, Inc.
Address of issuer's principal executive offices: 600 West Chicago Avenue, Suite 510, Chicago, IL, 60654

## Item 2. Person Filing
Name of person filing: Bradley A. Keywell ("Mr. Keywell"), BK TL21 LLC ("BK"), The Keywell Foundation Inc ("KF") and Churchill Investments 21 LLC ("CI") each a "Reporting Person".
Address of principal business office or, if none, residence: Each Reporting Person's principal business address is: 718 Thompson Lane #108-274, Nashville, TN 37204.
Citizenship: Mr. Keywell is a US citizen, BK is a Delaware limited liability company, KF is a Delaware Corporation and CI is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,071,744 shares of Class A Common Stock, par value $0.0001.
Percent of class: Less than 5%
Sole power to vote or to direct the vote: Mr. Keywell - 0.00 BK - 0.00
Shared power to vote or to direct the vote: Mr. Keywell - 6,071,744 BK - 2,213,198 KF - 357,900 CI - 3,305,486
Sole power to dispose or to direct the disposition: Mr. Keywell - 0.00 BK - 0.00
Shared power to dispose or to direct the disposition: Mr. Keywell - 6,071,744 BK - 2,213,198 KF - 357,900 CI - 3,305,486

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bradley A. Keywell: /s/ Bradley A. Keywell, Bradley A. Keywell (10/28/2026)
- BK TL21 LLC: /s/ Bradley A. Keywell, Manager (10/28/2026)
- The Keywell Foundation Inc: /s/ Bradley A Keywell, President (10/28/2026)
- Churchill Investments 21 LLC: 1 plus 1 Ventures LLC, /s/ Bradley A Keywell, Manager (10/28/2026)